

Mail Stop 3030

April 19, 2017

Via E-mail
Iain MacKenzie
President and Chief Executive Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re: SMART Global Holdings, Inc.**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted April 10, 2017**
> **CIK No. 0001616533**

Dear Mr. MacKenzie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2017 letter.

Summary Consolidated Financial Data and Other Information, page 8

1.   We note your response to comment 7 and that these "other adjustments" include a number of one-time expenses. Please update your disclosures to quantify the amount of each one-time expense in each fiscal year presented. In this regard, please discuss why you believe these are one-time expenses.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Stock-Based Compensation, page 76

2.   We note that in determining the fair value of your common stock you utilized the income, guideline and transaction approaches based upon your expected future cash flows and applied a discount for lack of marketability. Please progressively bridge for us the fair value per share determinations used for each option grant during the six months ended February 24, 2017 and subsequent to February 24, 2017 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

    You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                Sincerely,

                /s/ Tim Buchmiller for

                Amanda Ravitz
                Assistant Director
                Office of Electronics and Machinery

cc: Alan F. Denenberg, Esq.
    Davis Polk & Wardwell LLP